DAVIDOFF HUTCHER & CITRON LLP

ATTORNEYS AT LAW

605 THIRD AVENUE

NEW YORK, NEW YORK 10158

WRITER'S DIRECT: (646) 428-3210

E-MAIL ADDRESS: ehl@dhclegal.com

July 17, 2024

BY EDGAR

Ms. Jenna Hough

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic International Corp. Registration Statement on Form S-1 File 333-280653

Ladies and Gentlemen:

On behalf of our client, Atlantic International Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 16, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1 filed July 2, 2024

Cover Page

1.	We note your common stock is currently quoted on the OTC Pink marketplace. Please note that the OTC Pink marketplace is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares. Refer to Item 501(b)(3) of Regulation S-K.

Response No. 1:

We propose to amend the cover page of the final prospectus as well as the Plan of Distribution to provide for the following disclosures. Our common stock is quoted on the Pink Open Market tier operated by OTC Markets Group, Inc. (the “OTC Pink”) under the symbol “ATLN.” On July 17, 2024, the last reported sale price prior to the date of this prospectus, of the common stock on the OTC Pink was $5.90. Since the OTC Pink is not an established public trading market, the Shares will be offered and sold by the selling shareholders at a fixed price of $9.00 per share. If and when, our common stock is quoted on a National Securities Exchange, thereafter, the Shares may be sold at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Although we intend to pursue an application for listing on a National Securities Exchange, we cannot assure you that our common stock will, in fact, be quoted on a National Securities Exchange. The Company will not receive any proceeds from the sale of the Shares by the selling shareholders. Additional information on the selling shareholders, and the manner in which they may offer and sell the Shares, is provided under “Selling Shareholders” and “Plan of Distribution” in this prospectus.

Ms. Jenna Hough

Mr. Dietrich King

July 17, 2024

Selling Shareholders, page 76

2.	Regarding the 4,704,098 shares attributed to VStock Transfer LLC as escrow agent, please name each Legacy SeqLL Shareholder for whom you are registering shares for resale, or tell us why you believe it is permissible not to disclose their names at this time.

Response No. 2:

Regarding the 4,704,098 shares issued and outstanding and currently held in escrow, we do not have the individual names of Selling Shareholders. As disclosed in the Registration Statement on page 9 under the heading “[W]e may be subject to claims based upon our cancellation of stock and cash dividends to our pre-Merger Shareholders,” the Company has 90 days from the completion of the Merger (will amend from what is stated as a public offering) to make a settlement offer to the Legacy SeqLL Shareholders. Thus, the names of any potential Selling Shareholders are not known at this time.

As it is the goal of the company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of this response letter as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (646) 428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

EHL:esm

cc (by e-mail): Mr. Jeffrey Jagid